
10031834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST WESTERN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

669 AIRPORT FREEWAY, SUITE 409
(No. and Street)

FORT WORTH	TEXAS	76182-0159
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RANDY FERGUSON (817)553-1492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD, BAUMEISTER & FRAZIER, PLLC
(Name – *if individual, state last, first, middle name*)

512 MAIN STREET, SUITE 1500	FORT WORTH	TEXAS	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RANDY FERGUSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST WESTERN SECURITIES, INC., as of JUNE 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROCHELLE M. KNIGHT
MY COMMISSION EXPIRES
October 22, 2010

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (SEE STATEMENT OF CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (NOT APPLICABLE)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (NO LONGER REQUIRED)
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WESTERN SECURITIES, INC.
CONTENTS
JUNE 30, 2010


SB&F
SANFORD, BAUMEISTER & FRAZIER, PLLC

Certified Public Accountants and Consultants

August 27, 2010

Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

Independent Auditors' Report

We have audited the accompanying statement of financial condition of First Western Securities, Inc. as of June 30, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Western Securities, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanford, Baumeister & Frazier, PLLC

SANFORD, BAUMEISTER & FRAZIER, PLLC

Keeping you in the black, not in the dark

512 Main Street, Suite 1500 Fort Worth, TX 76102 817.877.5000 main 817.877.5330 fax



www.sbf-cpa.com

FIRST WESTERN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS

Cash in bank	$	101,257		
Money market mutual fund		3,504		
Commissions receivable		302,799		
Clearing deposits		69,137		
Related party receivable		13,358		
Deferred income taxes		437		
Furniture and equipment, at cost, less accumulated depreciation of $14,510		6,329		
TOTAL ASSETS			$	496,821

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Commissions and wages payable	$	45,712		
Commissions payable to independent agents		234,136		
Accrued accounts payable		49,692		
Federal income tax payable		18,150		
Total Liabilities			$	347,690
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 1,200,000 shares authorized, 889,676 shares issued and outstanding		8,897		
Additional paid-in capital		66,478		
Retained earnings		73,756		
Total Stockholders' Equity				149,131
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	496,821

The accompanying notes to financial statements
are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2010

REVENUES		
Commissions	$ 3,885,279	
Interest income	99,048	
Total Revenues		$ 3,984,327
EXPENSES		
Employee compensation	669,221	
Independent agent commissions	2,651,235	
Clearing charges	116,906	
Other operating expenses	376,981	
Total Expenses		3,814,343
INCOME BEFORE FEDERAL INCOME TAX		169,984
FEDERAL INCOME TAXES		51,572
NET INCOME		$ 118,412

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCE - June 30, 2009	$ 8,897	$ 66,478	$ 45,845	$ 121,220
Stockholder distributions			(90,501)	(90,501)
Net income			118,412	118,412
BALANCE - June 30, 2010	$ 8,897	$ 66,478	$ 73,756	$ 149,131

The accompanying notes to financial statements
are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2010

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 118,412	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5,208	
Deferred taxes	(735)	
(Increase) decrease in operating assets:		
Commissions receivable	(24,210)	
Federal income tax receivable	5,383	
Related party receivable	(15,569)	
Clearing deposits	(1,247)	
Increase (decrease) in operating liabilities:		
Commissions and wages payable	6,354	
Accrued accounts payable	28,991	
Commissions payable to independent agents	(30,930)	
Federal income tax payable	18,150	
Net Cash Provided by Operating Activities		$ 109,807
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions	(90,501)	
Net Cash Used in Financing Activities		(90,501)
NET INCREASE IN CASH AND CASH EQUIVALENTS		19,306
CASH AND CASH EQUIVALENTS - Beginning of Year		81,951
CASH AND CASH EQUIVALENTS - End of Year		$ 101,257

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income tax paid	$ 28,808

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

First Western Securities, Inc. (the Company) was incorporated in Texas on March 27, 1987 and commenced business as a registered broker/dealer on July 7, 1987. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii); such that, it does not have any possession or control of customer funds or securities. The predominance of its customers live in Texas and Oklahoma.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles. Policies and practices that materially affect the determination of financial position, changes in financial position, and results of operations are summarized as follows:

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers any short-term investment convertible to cash within three months or less with little or no change in the principal amount to be a cash equivalent. Cash and cash equivalents at June 30, 2010 consist of cash in bank and a money market mutual fund.

During the year ended June 30, 2010, the Company's deposits at a bank occasionally exceeded Federal Deposit Insurance. Management believes the risk of incurring material losses related to this credit risk is remote.

COMMISSIONS RECEIVABLE

Commission receivable is reported at the amount management expects to collect on balances outstanding at year-end. Substantially all of the year-end receivable balance is from entities that have a history of paying promptly. No allowance was deemed necessary as of June 30, 2010. The Company utilizes the allowance method for recognition of bad debts. For the year ended June 30, 2010, the Company recognized no bad debt expense.

FURNITURE AND EQUIPMENT

All furniture and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line method. The estimated useful lives on furniture and equipment range from three to five years. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in the statement of income. Repairs and maintenance charges that do not increase the useful lives of the assets are charged to income as incurred. Depreciation expense for the year ended June 30, 2010 amounted to $5,208.

RECOGNITION OF COMMISSION REVENUE AND EXPENSE

The Company records commission income as earned, on the trade date basis. Commission expense is recognized at the same time along with any related clearing expenses.

CONCENTRATION OF CREDIT RISK

The Company primarily utilizes one brokerage house to execute all of its customers' stock and bond transactions. The brokerage house remits the Company's commission on these trades monthly. Therefore, a portion of the Company's commission receivable balance could be at risk at any point in time.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Advertising expense for the year ended June 30, 2010 was $425.

INCOME TAXES

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for income tax reporting purposes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax position will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued expenses. The recorded values of these financial instruments approximate their fair values based on their short-term nature.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – CLEARING DEPOSITS

As of June 30, 2010, the Company has a combined balance of $69,137 on deposit with First Clearing, LLC and Southwest Securities, Inc. (its previous clearing broker). The Company was required to maintain a clearing deposit balance with these clearing brokers for the execution of investment trades.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital" Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010, the Company had net capital of $126,607 that was $76,607 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.75 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

As of June 30, 2010, the Company has a receivable balance of $13,358 from one of the stockholders of the Company.

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company adopted a 401(k) Profit Sharing Plan during the year ended June 30, 1993, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. The Company does not have a matching contribution obligation. During the year ended June 30, 2010, the Company elected to make an $11,000 discretionary contribution.

NOTE 7 - FEDERAL INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred income taxes are provided for differences between financial statement and income tax reporting. This primarily results from the use of the accelerated cost recovery system and the modified accelerated cost recovery system for tax depreciation.

The deferred federal income tax asset of $437 as of June 30, 2010 relates to accumulated tax depreciation being less than accumulated book depreciation by $1,285.

The federal income tax payable (receivable) at June 30, 2010 is calculated as follows:

Federal Income Tax Payable (Receivable)	
Income per financial statements	$ 169,984
Timing differences:	
Depreciation	2,162
Permanent differences:	
Meals and entertainment	5,007
Income for federal income tax purposes	177,153
Effective federal income tax rate	29.54%
Current federal income tax expense per tax return	52,333
Less: Federal income tax credit from the prior year applied	(5,383)
Less: Federal income tax deposits made	(28,800)
Federal Income Tax Payable (Receivable)	$ 18,150

The components of federal income tax expense for the year ended June 30, 2010 are as follows:

Current	$ 52,333
Change in estimate	(26)
Deferred	(735)
Federal Income Tax Expense	$ 51,572

The Company has a "brother/sister controlled group" relationship with First Western Leasing, Inc. since five or fewer persons own at least 80% of the voting stock of each company.

NOTE 8 - OPERATING LEASE

The Company was committed to leasing its present office location through August 31, 2013. The lease payments are guaranteed by one of the Company's shareholders. Lease expense for the year ended June 30, 2010 was $34,738 and is included in other operating expenses on the statement of income.

The future minimum rental payments based upon the base amounts under the non-cancelable operating lease are as follows:

Year Ending June 30,	Amount
2011	$ 30,479
2012	30,479
2013	5,080
Total	$ 66,038

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated and disclosed subsequent events through August 27, 2010, which is the date that the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I

FIRST WESTERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2010

NET CAPITAL		
Total stockholders' equity - book purposes	$	149,131
Deductions		(16,125)
Total Stockholders' Equity Qualified for Net Capital		133,006
Allowable credits - deferred taxes		-
Total Capital and Allowable Credits		133,006
Deductions and/or Charges		
Non-allowable assets:		
Property and equipment - net of accumulated depreciation		6,329
Total Deductions and/or Charges		6,329
Net Capital Before Haircuts on Securities Positions		126,677
Haircuts on Securities		70
Net Capital	$	126,607
AGGREGATE INDEBTEDNESS		
Commissions and wages payable	$	45,712
Commissions payable to independent agents		234,136
Accrued accounts payable		49,692
Federal income tax payable		18,150
Total Aggregate Indebtedness	$	347,690
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required pursuant to Rule 15c3-1	$	50,000
Excess net capital at 1000% (or $50,000, whichever is greater)	$	76,607
Ratio of aggregate indebtedness to net capital		2.75 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part II of FORM X-17A-5 as of June 30, 2010)		
Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$	134,487
Audit adjustment for federal income tax		(7,880)
Net Capital per Above	$	126,607

SCHEDULE II

FIRST WESTERN SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2010

First Western Securities, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by subparagraph (k)(2)(ii) of that rule, and as a result, the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 is not required. No facts came to our attention to indicate that this exemption had not been complied with during the year ended June 30, 2010.

SB&F
SANFORD, BAUMEISTER & FRAZIER, PLLC
Certified Public Accountants and Consultants

August 27, 2010

Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of First Western Securities, Inc. (the "Company") as of and for the year ended June 30, 2010 (on which we issued our report dated August 27, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Keeping you in the black, not in the dark
512 Main Street, Suite 1500 Fort Worth, TX 76102 817.877.5000 main 817.877.5330 fax



www.sbf-cpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanford, Baumeister & Frazier, PLLC

SANFORD, BAUMEISTER & FRAZIER, PLLC

FIRST WESTERN SECURITIES, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED JUNE 30, 2010